SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a – 16 or 15d – 16

under the Securities Exchange Act of 1934

For the month of April 2014

Commission File Number: 000-29880

Virginia Mines Inc.

200-300 St. Paul Street

Quebec City, QC, Canada G1K 7R1

Indicate by check mark whether the  registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

TABLE OF CONTENTS Signature Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.

By: //s// Noella Lessard

Name: Noella Lessard

Title: Executive Secretary

Date: April 4, 2014

Press Release April 4, 2014

VIRGINIA MINES ACQUIRES NEW PROPERTIES IN JAMES BAY AND NUNAVIK

OPINACA-BLACK DOG PROPERTIES

Virginia Mines Inc. (“Virginia”) announces the conclusion of a new acquisition agreement with Arianne Phosphate Inc. (“Arianne”) on the Opinaca (165 claims) and Black Dog (23 claims), properties in James Bay, province of Québec. As per the agreement, Virginia acquires a 100% interest in both properties in consideration of the issuance to Arianne of 15,000 common shares of the capital stock of Virginia. Ressources Vantex Ltée (“Vantex”) owns a 1.5% NSR on the Black Dog property.

The Opinaca and Black Dog properties are located within the Achaean Eastmain volcano-sedimentary belt. Virginia has been active in this sector for several years, on its large Anatacau-Wabamisk project, located just west of these properties. Work carried out by Virginia on its Anatacau-Wabamisk project led to the discovery of an important pluri-kilometric network of auriferous quartz veins, comprising in particular the Mustang Vein, which returned up to 23.28 uncut (11.14 cut) g/t Au over 4.6 metres in channels and 22.65 g/t Au over 2.25 metres in drilling.

Several similar gold showings were also exposed in a same geological context on the Opinaca property, the most important ones of which include the Contact, Chino and Bull zones. The Contact Zone was defined by drilling down to a vertical depth of 350 metres and yielded numerous significant intersections including 4.02 g/t Au over 3.6 metres, 4.73 g/t Au over 3.1 metres and 2.13 g/t Au over 3 metres. The Chino Zone returned values of up to 14.58 g/t Au over 5.4 metres in drilling. It was followed at surface over 60 metres and down to a vertical depth of 100 metres. The Bull Zone yielded some interesting drill intersections with 1.52 g/t Au over 13.6 metres and 1.5 g/t Au over 5.75 metres.

This agreement enables Virginia to increase its already held, dominant position in the region of the Eastmain River. Several exploration campaigns are planned in the next years to test the potential of the area.

KAN PROPERTY

Virginia also entered into an agreement to acquire from Rio Silver Inc. (“Rio Silver”), jointly with Altius Resources Inc. (“Altius”), a wholly-owned subsidiary of Altius Minerals Corporation, the Kan property located on the Nunavik Territory, in Northern Quebec.

Under this agreement, Virginia and Altius acquire a 100% interest in the Kan property in consideration of Virginia’s issuance of 3,571 common shares of its capital stock and a cash payment of $25,000 to Rio Silver, and a cash payment of $75,000 by Altius to Rio Silver. This agreement also provides Ressources Tectonic Inc. (“Tectonic”) with a 2% NSR on 209 claims included in the Kan property, half of which (1%) can be bought back by Virginia and Altius for $500,000 on or before April 2, 2015 or for $1,500,000 thereafter.

The Kan property is a large gold and base-metal exploration project covering a surface of more than 30,000 hectares in the Labrador Trough, 85 kilometres southwest of Kuujjuaq. A silicate-carbonate iron formation, of regional extension, represents an important auriferous metallotect on the property. Work conducted in the 1990’s led to the discovery of numerous significant gold showings within this iron formation with drill results reaching 5 g/t Au over 6 metres (Ferricrete showing) and 9.46 g/t Au over 2 metres (Kan showing). Recent work carried out by Rio Silver in 2011-2012 yielded 3.12 g/t Au over 13.9 metres in channels and 1.2 g/t Au over 10.4 metres in drilling on the Pump Pad Ridge showing. Interesting gold anomalies were also detected from soil geochemistry above the iron formation and several of them remain totally unexplained. The Kan project also offers an interesting potential for base metals, highlighted by the presence of massive sulphide showing, which yielded 5.2% Zn, 2.6% Pb, and 96 g/t Ag over 1.2 metres as well as 10.8% Zn, 7.36% Pb, 270 g/t Ag and 0,76 g/t Au over 0.3 metres. Rio Silver’s recent work led to the discovery, 5 kilometres south of this showing, of an erratic massive sulphide boulder, which yielded 12.23% Zn, 2.29% Pb, 80 g/t Ag and 0.35 g/t Au.

Virginia and Altius are planning an exploration campaign in the summer of 2014 on the Kan project.

Qualified Person

Technical data included in this press release has been revised and approved by Paul Archer,    Vice-President Exploration and Acquisitions of Virginia, a qualified person as defined by National Instrument 43-101.

About Virginia

(VGQ: TSX) Virginia conducts its exploration activities over the vast, unexplored territories of Northern Quebec in order to create value for its shareholders while protecting the quality of life for both present and future generations. With a working capital position of $40.4 million as at November 30, 2013, and a large area of mining claims in Quebec North, Virginia is among the most active mining exploration companies in Québec. Strengthened by the discovery of the Éléonore project and more than 20 years expertise on the territory, Virginia’s exploration team is recognized as one of the best in Canada. Virginia also holds a 2.2% to 3.5% royalty in the Éléonore property.

FOR MORE INFORMATION, PLEASE CONTACT: André Gaumond, President or Paul Archer, Vice-President Exploration

200-300 St-Paul Street Quebec, QC G1K 7R1 Canada	info@minesvirginia.com www.minesvirginia.com	Toll Free.: 800-476-1853 418-694-9832 Fax: 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports filed with the security commissions of Quebec, Ontario and Alberta, and in the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.